UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   PERRET              HENRY L.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. of Finance & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  08/13/01    M        6,106         A  $16.3750                    D  Direct
Common Stock                                  08/24/01    M        8,769         A  $16.3750                    D  Direct
Common Stock                                  08/24/01    S        8,769         D  $22.9582                    D  Direct
Common Stock                                  08/24/01    M        625           A  $13.3750                    D  Direct
Common Stock                                  08/24/01    S        625           D  $22.9582                    D  Direct
Common Stock                                  08/24/01    M        821           A  $11.7500                    D  Direct
Common Stock                                  08/24/01    S        821           D  $22.9582                    D  Direct
Common Stock                                  08/24/01    M        1,875         A  $13.0625                    D  Direct
Common Stock                                  08/24/01    S        1,875         D  $22.9582                    D  Direct
Common Stock                                  08/24/01    M        10,000        A  $13.5625                    D  Direct
Common Stock                                  08/24/01    S        10,000        D  $22.9582                    D  Direct
Common Stock                                  08/24/01    M        1,054         A  $10.0625                    D  Direct
Common Stock                                  08/24/01    S        1,054         D  $22.9582     26,238         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $16.3750        08/13/01       M                          6,106            08/01/01 (1) 07/03/07
to buy)
Non-Qualified Stock Option     $10.0625        08/24/01       M                          1,054            (2)          07/28/08
(right to buy)
Non-Qualified Stock Option     $11.7500        08/24/01       M                          821              (3)          01/26/08
(right to buy)
Non-Qualified Stock Option     $13.0625        08/24/01       M                          1,875            (4)          03/01/09
(right to buy)
Non-Qualified Stock Option     $13.3750        08/24/01       M                          625              02/17/98 (5) 12/05/07
(right to buy)
Non-Qualified Stock Option     $13.5625        08/24/01       M                          10,000           (6)          08/06/09
(right to buy)
Non-Qualified Stock Option     $16.3750        08/24/01       M                          8,769            08/01/01 (1) 07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  08/13/01  Common Stock                   6,106                     0             D   Direct
to buy)
Non-Qualified Stock Option     08/24/01  Common Stock                   1,054                     17,172        D   Direct
(right to buy)
Non-Qualified Stock Option     08/24/01  Common Stock                   821                       1,641         D   Direct
(right to buy)
Non-Qualified Stock Option     08/24/01  Common Stock                   1,875                     11,250        D   Direct
(right to buy)
Non-Qualified Stock Option     08/24/01  Common Stock                   625                       625           D   Direct
(right to buy)
Non-Qualified Stock Option     08/24/01  Common Stock                   10,000                    6,250         D   Direct
(right to buy)
Non-Qualified Stock Option     08/24/01  Common Stock                   8,769                     0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2001.
(2)
Option begins vesting 12/31/98 and is exercisable quarterly as to 9,664 shares in 1999, 8,188 shares in 2000, and 4,217 shares in 20
01.
(3)
Option begins vesting 1/26/98 and is exercisable quarterly as to 8,160 shares in 1998, 4,880 shares in 1999, 6,562 shares in 2000 an
d the remaining 3,282 shares in 2001.
(4)
Option begins vesting on 3/1/99 and is exercisable as to 1,875 shares quarterly through 12/1/02.
(5)
Option begins vesting 11/17/97 and is exercisable quarterly in 1998, 1999, 2000 and 2001.
(6)
Option begins vesting on 8/1/99 and is exercisable as to 10,000 shares on 8/1/01, and 1,250 shares quarterly thereafter until 11/1/0
2.

SIGNATURE OF REPORTING PERSON
/S/ PERRET              HENRY L.
DATE 09/06/01